

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2025

Paul Hickey
President and Chief Executive Officer
ReShape Lifesciences Inc.
8 Technology Drive, Suite 110
Irvine, CA 92618

> **Re: ReShape Lifesciences Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 3, 2025**
> **File No. 001-37897**

Dear Paul Hickey:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

General

1. We note your references in your preliminary proxy statement to an "alternative cashless exercise" of the Warrants. The term "cashless exercise" is generally understood to allow a warrant holder to exercise a warrant without paying cash for the exercise price and reducing the number of shares receivable by the holder by an amount equal in value to the aggregate exercise price the holder would otherwise pay to exercise the warrant(s). In cashless exercises, it is expected that the warrant holder receives fewer shares than they would if they opted to pay the exercise price in cash. Please clarify your disclosure throughout by revising the references to "alternative cashless exercise" and exclusively using the term "zero exercise price" or another appropriate term that conveys that, in addition to the company receiving no cash upon the "alternative cashless exercise," the warrant holders would be entitled to receive more shares than they would under the cash exercise terms.

2. We note your disclosure on page 13 that you are seeking stockholder approval for the issuance of up to 15,132,975 shares of common stock upon the exercise of up to

2,703,862 warrants to purchase common stock. In each instance in your proxy statement where you describe Proposal 2, which is asking stockholders to approve the exercisability of the common stock purchase warrants, and the issuance of the common stock underlying such warrants, please clarify that the proposal seeks stockholder approval of up to 15,132,975 shares of common stock upon the exercise of up to 2,703,862 warrants to purchase common stock, which may be exercised under a provision with no exercise price.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at 202-551-3635 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:     Brett Hanson, Esq.